Biostar Pharmaceuticals, Inc.
Shiji Avenue, Xianyang City
Shaanxi Province, PRC 71200

July 8, 2008

VIA EDGAR and FASCIMILE (202-772-9217)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jeffrey P. Riedler, Assistant Director,
Division of Corporation Finance

Re:	Biostar Pharmaceuticals, Inc.
Registration statement on Form S-1
File No. 333-147363

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Biostar Pharmaceuticals, Inc. a Maryland corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at noon on July 9, 2008, or as soon thereafter as possible.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your considerations and courtesies in this matter.

Sincerely yours,

By:	/s/ Ronghua Wang
Ronghua Wang Chief Executive Officer

Mr. Jeffery P. Riedler
July 8, 2008

Cc:	Darren Ofsink, Guzov Ofsink, LLC
Robert Newman, Guzov Ofsink, LLC